DCT Industrial Trust Inc.

518 17th Street, Suite 800

Denver, Colorado 80202

May 7, 2012

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	DCT Industrial Trust Inc.
Correspondence responding to SEC Staff comments
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-33201

Dear Mr. Gordon:

We are writing in response to your letter dated April 25, 2012, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2011 of DCT Industrial Trust Inc. (the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 29, 2012

Properties, page 29

1.	In future Exchange Act reports please revise your disclosure here or elsewhere in the document to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Also compare the results of rental rates on renewed leases to rates received on expired leases.

In future Exchange Act reports, we will disclose our leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents, and where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Our disclosure will also include a comparison of the results of rental rates on renewed leases to rates received on expired leases.

Lease Expirations, page 31

2.	In future Exchange Act reports, please revise your table to include the number of tenants whose leases will expire.

In future Exchange Act reports, we will revise our table to include the number of tenant leases that will expire.

Report of Independent Registered Public Accounting Firm, page F-1

3.	In future filings please expand the first paragraph of your accountants’ report to refer to any supplemental schedules presented pursuant to Rule 5-04 of Regulation S-X.

In future filings, the first paragraph of our accountants’ report will be expanded to refer to any supplemental schedules presented pursuant to Rule 5-04 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Capitalization of Costs, page F-8

4.	We note that you have disclosed the capitalization period relating to interest cost associated with your capital projects. Please tell us, and disclose as part of your significant accounting policies and critical accounting policies in future filings, the capitalization period relating to the other costs associated with your capital projects, including when the capitalization period begins and ends and how that is determined.

The capitalization period relating to other project costs is accounted for in a consistent manner to interest costs. The capitalization period is the period in which activities necessary to ready an asset for its intended use are in progress. The period begins when such activities commence and ends when the asset is substantially complete and ready for its intended use. Determination of when construction of a project is substantially complete and ready for its intended use requires judgment. We determine when the capitalization period begins and ends through communication with project and other managers responsible for the tracking and oversight of individual projects. In the event that the activities to ready the asset for its intended use are suspended, the capitalization period will cease until such activities are resumed.

In future filings, we will expand our existing disclosure as part of our significant accounting policies and critical accounting policies to discuss when the capitalization period begins and ends and how the period is determined.

5.	With respect to your capitalization policy relating to interest costs associated with your investments in unconsolidated joint ventures, please tell us, and disclose as part of your significant accounting policies and critical accounting policies in future filings, what is meant by “qualifying investments.”

We capitalize interest on investments in unconsolidated joint ventures based on the average capital invested in a venture during the period when the venture has activities such as development or predevelopment in progress necessary to commence its planned principle operations, at our weighted average borrowing rate during the period. A “qualifying investment” is an investment in an unconsolidated joint venture provided that the investee’s activities, such as development or predevelopment activities, include the use of funds to acquire qualifying assets and planned principle operations have not commenced.

In future filings, we will expand our existing disclosure as part of our significant accounting policies and critical accounting policies to discuss what is meant by “qualifying investments”.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 226-1488 if you have any questions or require additional information.

Sincerely,

/s/ Matthew T. Murphy
Matthew T. Murphy
Chief Financial Officer